UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to Shareholders – Payment of Dividends” dated on January 10th, 2013.

TELEFÔNICA BRASIL S.A.
Publicly-held Company
CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

I – ANNOUNCEMENT AND PAYMENT OF INTERIM DIVIDEND: FISCAL YEAR 2012

Telefônica Brasil S.A. ("Company") hereby informs its shareholders that the Board of Directors, at its meeting held on January 10th, 2013, deliberated, ad referendum of the General Shareholders' Meeting, the credit of Interim Dividends in the amount of R$1,650,000,000.00 (one billion, six hundred and fifty million reais), based on earnings in the period of January to September 2012, as reported in the balance sheet of September 30, 2012.

The estimated amount per share is described in the table below:

Type of shares	Common	Preferred (*)
Amount per share: R$	1.377913596807	1.515704956488

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company's Bylaws.

In accordance with the single paragraph of the article 27 of the Company's Bylaws, the interim dividends will be charged to the mandatory minimum dividend for the fiscal year of 2012.

The correspondent credit will be accounted, on individual basis for each shareholder holder of common and preferred shares, in accordance to the shareholder registry book position by the end of the day, on January 21st, 2013. After this date, the shares will be considered as "ex-dividends".

The payment of these interim dividends will be carried out starting as of February 18, 2013.

Note: The values per common and preferred share are estimates and may be further adjusted, due to the Share Buyback Program of the Company to be held in treasury to subsequent disposal and/or cancellation, according to the Notice of Material Fact of November 5, 2012.

II – INCOME TAX WITHHOLDING

1 - Dividends
Dividends are exempt of Income Tax Withholding, according to the Law #9249/95.

III– ADDITIONAL INFORMATION

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law #6,404 of December 15, 1976, Article 287, II, a).

São Paulo, January 10th, 2013.

GILMAR ROBERTO PEREIRA CAMURRA
Chief Financial and Investor Relations Officer

1

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	January 10th, 2013	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director